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                            July 18, 2022

       Haijun Wang
       Chairman and Chief Executive Officer
       Atour Lifestyle Holdings Limited
       18th floor, Wuzhong Building
       618 Wuzhong Road, Minhang District
       Shanghai, People's Republic of China

                                                        Re: Atour Lifestyle
Holdings Limited
                                                            Amendment No. 6 to
Registration Statement on Form F-1
                                                            Filed June 21, 2022
                                                            File No. 333-256881

       Dear Mr. Wang:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 7, 2021 letter.

       Amendment No. 6 to Registration Statement on Form F-1 filed June 21,
2022

       Cover Page

   1. We note your response to comment 2. Please also disclose whether any transfers, dividends, or
distributions have been made in 2022.

   2. Please disclose whether your auditor is subject to the determinations announced by the
                                                        PCAOB on December 16,
2021 and whether and how the Holding Foreign Companies
                                                        Accountable Act and
related regulations will affect your company.
 Haijun Wang
FirstName  LastNameHaijun  Wang
Atour Lifestyle Holdings Limited
Comapany
July       NameAtour Lifestyle Holdings Limited
     18, 2022
July 18,
Page  2 2022 Page 2
FirstName LastName
3. For each risk discussed on the cover page, please provide cross-references to the specific risk factor heading and page number under Risk Factors.
Prospectus Summary
Our Challenges, page 3

4. Please add a separate section under Our Challenges regarding the risks in effecting service of legal process, enforcing foreign judgments or bringing actions in China against the company.
5. Disclose that trading in your securities may be prohibited under the Holding Foreign
         Companies Accountable Act if the PCAOB determines that it cannot inspect or investigate completely your auditor, and that as a result an exchange may determine to delist your securities. Disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021.
6. We note your response to comment 3. For each bulleted risk, please provide the page number for each risk factor heading.
Recent Regulatory Developments, page 5

7. We note your response to comment 4. Please disclose each permission or approval that you or your subsidiaries are required to obtain from Chinese authorities to operate your business and to offer the securities being registered to foreign investors. State whether you or your subsidiaries are covered by permissions requirements from the China
         Securities Regulatory Commission (CSRC), Cyberspace Administration of China (CAC)
         or any other governmental agency that is required to approve your operations, and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you or your subsidiaries:
(i) do not receive or
         maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 98

8. Given the increase in number of hotels in your portfolio, tell us what consideration you have given to including a comparable property analysis in your discussion of results of operations a key components of results of operations.
 Haijun Wang
FirstName  LastNameHaijun  Wang
Atour Lifestyle Holdings Limited
Comapany
July       NameAtour Lifestyle Holdings Limited
     18, 2022
July 18,
Page  3 2022 Page 3
FirstName LastName
       You may contact Frank Knapp at 202-551-3805 or Robert Telewicz at 202-551-3438 if
you have questions regarding comments on the financial statements and related matters. Please contact Ronald (Ron) E. Alper at 202-551-3329 or Brigitte Lippmann at 202-551-3713 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Real Estate
& Construction
cc:      Li He, Esq.